UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For March 6, 2003

                             Commission File Number:


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F                      Form 40-F    X
                           -----                          -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                Yes                           No   X
                    -----                        -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PRECISION DRILLING CORPORATION



                                        Per:   /s/ Jan M. Campbell
                                               --------------------------------
                                               Jan M. Campbell
                                               Corporate Secretary



Date:  March 6, 2003

                                  NEWS RELEASE


FOR IMMEDIATE RELEASE

Calgary, Alberta, Canada - March 6, 2003


                  PRECISION COMPLETES SALE OF ENERGY INDUSTRIES


Precision Drilling Corporation announced today that it has completed the previously announced sale of Energy Industries Inc. to Toromont Industries Ltd. for $60 million cash. The effective date of the sale is January 1, 2003.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7; TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.